

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 25, 2022

Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Inc.
200 East Randolph Drive
Chicago, IL 60601

> **Re: Jones Lang LaSalle Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2022**
> **File No. 001-13145**

Dear Karen Brennan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program